QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(E)

Litex Acquisition #1, LLC

March 31, 2010

Don't Let Craftmade's Board Act for You!

To the Stockholders of Craftmade International, Inc.:

        Litex Industries, Limited ("Litex") continues offering to negotiate with the board of Craftmade International, Inc. ("Craftmade" or the "Company") regarding the fair value of Craftmade's common shares. However, the board's recent actions on behalf of Craftmade's stockholders seriously undermine their public pronouncements that they take their fiduciary responsibilities seriously. The board dutifully fulfilled its minimum, legal obligation to Craftmade's stockholders by issuing an unsupported recommendation that Litex's $5.25 per share offer price "undervalues Craftmade". This unsupported recommendation, combined with other recent board actions, limits your opportunity to:

  1.
  evaluate Craftmade's financial performance over the past 3 years, including its continuing losses and the termination of its dividend,

  2.
  weigh the board's reasoning behind its "poison pill" defense, which was adopted without specific stockholder approval, and which severely impacts Craftmade's ability to receive the highest premium for your common shares,

  3.
  consider the board's recent actions approving "golden parachutes" for senior management which further erodes premiums any potential buyer, now or in the future, would pay for Craftmade's common shares, and

  4.
  decide whether an entrenched board and management are running Craftmade's affairs in the stockholders' best interests or their own.

        One significant Craftmade stockholder has already stepped out and sued Craftmade's board members for their unreasonable conduct in rejecting Litex's efforts to negotiate a fair price for your shares and erecting self-serving defenses rather than creating stockholder value (see SC TO-A dated today at www.sec.gov; Henry Partners, L.P. v. James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, Delaware Court of Chancery, C.A No. 5366-VCL).

Send a Message to the Board—Tender Your Shares

        Stockholders deserve better treatment from the Company's board. They deserve credible information that supports the board's position. They deserve a board negotiating a fair price for your shares rather than erecting self-serving defenses. By tendering your shares before our April 7th expiration date, you will be sending the board a clear message that their actions and defensive tactics are not in your best interests.

        It is time to let the board know that stockholders want immediate value created—not destroyed—by their actions. We urge you to tender your shares today. Please call Morrow & Co. LLC toll free at 800-662-5200 or collect at (203) 658-9400 if you need assistance tendering your shares or have any questions on our offer. Thank you for your consideration and support.

Sincerely,
/s/ JOHN MARES Manager, Secretary and Treasurer

If you need assistance in tendering your shares or have any questions, please call:

Morrow & Co. LLC at (800) 607-0088 or call collect at (203) 658-9400 or by email at Litexoffer@morrowco.com

Securities Disclaimers:

        Litex Acquisition #1, LLC, a wholly owned subsidiary of Litex Industries, Limited, has offered to purchase for cash all of the outstanding shares of Common Stock (including the associated Series A Preferred Stock Purchase Rights) of Craftmade International, Inc. at a purchase price of $5.25 per share. Unless extended, the tender offer is scheduled to expire at 5:00 P.M., New York City time, on April 7, 2010.

        This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission ("SEC") on March 2, 2010. The tender offer materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Litex Acquisition #1, LLC with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, at Morrow & Co., LLC, Banks and Brokers Call: (203) 658-9400; All Others Please Call Toll-Free: (800) 662-5200.

        Litex Acquisition #1, LLC is not currently engaged in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. However, in connection with Litex Acquisition #1, LLC's proposal to acquire Craftmade International, Inc., certain directors and officers of Litex Acquisition #1, LLC may participate in meetings or discussions with Craftmade International, Inc. stockholders. Litex Acquisition #1, LLC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Litex Acquisition #1, LLC does engage in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. in connection with its proposal to acquire Craftmade International, Inc., Litex Acquisition #1, LLC will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.

        No assurance can be given that the proposed transaction described herein will be consummated by Litex Acquisition #1, LLC, or completed on the terms proposed on any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Litex Acquisition #1, LLC will realize the anticipated benefits of the proposed transaction.

        Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

        Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

QuickLinks

  Exhibit (a)(5)(E)
  Litex Acquisition #1, LLC
Don't Let Craftmade's Board Act for You!
Send a Message to the Board—Tender Your Shares